                                                                 Rule 424(b)(2)
                                                             File No. 333-58531
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED         +
+EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS       +
+SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THE SECURITIES.  +
+THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT          +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL, PRIOR TO REGISTRATION OR              +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 17, 1998

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 13, 1998)

                                      $
                            COX COMMUNICATIONS, INC.

         $      % NOTES DUE           $      % DEBENTURES DUE

                                  -----------

  The   % Notes due            (the "Notes") and the   % Debentures due
(the "Debentures" and, together with the Notes, the "Securities") are being offered by Cox Communications, Inc., a Delaware corporation (the "Company").
Interest on the Securities will be payable semi-annually on       and       of
each year, commencing      , 1999.

  The Securities are redeemable, in whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (a) 100% of the principal amount of such Securities and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted on a semiannual basis at the Treasury Rate (as defined herein) plus
    basis points in the case of the Notes and the Treasury Rate plus     basis
points in the case of the Debentures, plus in either case accrued interest to the date of redemption. See "Description of the Securities."

  Each of the Securities will be represented by global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such certificates will be shown on, and transfers thereof will be affected only through, records maintained by DTC's participants. Owners of beneficial interests in the certificates representing the Securities will be entitled to physical delivery of Securities in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Description of the Debt Securities--Global Securities."

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                            PRICE TO  UNDERWRITING  PROCEEDS TO
                                           PUBLIC (1) DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Note..................................        %           %            %
--------------------------------------------------------------------------------
Total.....................................    $           $            $
--------------------------------------------------------------------------------
Per Debenture.............................        %           %            %
--------------------------------------------------------------------------------
Total.....................................    $           $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued Interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $   .

                                  -----------

  The Securities are offered by the several Underwriters, subject to prior sale when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the Securities will be made through the book-entry facilities of DTC on or about July , 1998, against payment therefor in immediately available funds.

                                  -----------
MERRILL LYNCH & CO.
         ABN AMRO INCORPORATED
                  CHASE SECURITIES INC.
                          J.P. MORGAN & CO.
                                     SALOMON SMITH BARNEY

                                  -----------

             The date of this Prospectus Supplement is      , 1998.

  THIS PROSPECTUS SUPPLEMENT INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS REGARDING THE EXPECTED FINANCIAL POSITION, RESULTS OF OPERATIONS, BUSINESS AND FINANCING PLANS OF THE COMPANY ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ITS SUBSIDIARIES OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING STABILIZING TRANSACTIONS, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

  Cox Communications, Inc. (the "Company") is among the nation's largest broadband communications companies with (i) U.S. broadband network operations and (ii) investments in cable television programming, telecommunications and technology and broadband networks.

  The Company's business strategy includes the development of new and advanced communications services for its customers by capitalizing on its highly clustered cable television systems, its industry leading position in upgrading the technological capabilities of its broadband networks, and its commitment to customer service. Currently, the Company anticipates that approximately 60% of its cable television systems will operate with bandwidths of 750 MHz by the end of 1998. The Company believes that an integrated package of existing multichannel video, new services such as digital video, high-speed Internet access and local and long-distance telephone, and commercial competitive local exchange carrier operations will enhance its ability to acquire and retain customers while increasing revenues per customer.

  In addition, the Company has sought to utilize its expertise and position as one of the nation's premier cable television companies to invest in programming, telecommunications and technology companies which are complementary to the Company's business strategy. The Company believes that these investments have contributed substantially to the growth of its core broadband communications business and that its leadership position in broadband communications has facilitated the growth of these investments. The Company seeks to utilize insights gained from the integrated operations of its cable television systems and related programming, telecommunications and technology investments to continue its leadership in the broadband communications industry by anticipating and capitalizing upon long-term industry trends.

  The Company is an indirect 75.0% owned subsidiary of Cox Enterprises, Inc. ("CEI"). CEI, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States with consolidated revenues in 1997 of approximately $4.9 billion. CEI, which has a 100-year history in the media and communications industry, publishes 16 daily and 11 weekly newspapers and owns or operates 11 television stations in addition to its interest in the Company. Also, through its indirect majority-owned subsidiary, Cox Radio, Inc., CEI owns, operates or provides sales and marketing services for 59 radio broadcast stations (after the closing of previously announced transactions) and through Manheim Auctions, CEI is the world's largest operator of auto auctions.

                              RECENT DEVELOPMENTS

  On May 4, 1998, the Company entered into an Agreement and Plan of Merger to acquire Prime South Diversified, Inc. ("PSDI"), which owns and operates the cable television system serving Las Vegas, Nevada and surrounding communities, for a combination of Company stock and cash (the "Las Vegas Acquisition"). The transaction values all of the businesses of PSDI, comprised of 319,000 residential cable television customers, 105,000 hotel units and interests in various other non-consolidated operations at $1.3 billion. In addition to the cable television system serving Las Vegas, Nevada, PSDI's interests include a provider of resort-hotel room video entertainment and interactive services in Las Vegas and other gaming cities domestically and internationally; a minority interest in a provider of video, voice and data to multiple dwelling units in the United States; a 35% interest in a facilities based provider of commercial local and interexchange telecommunications services; a 33% interest in Las Vegas's only 24 hour television news operation (in the development stage); and certain other diversified investments. Consummation of the Las Vegas Acquisition is subject to necessary government and regulatory approvals, and it is currently anticipated that the Las Vegas Acquisition will be consummated in the fourth calendar quarter of 1998.

  On June 15, 1998, the Company acquired from Tele-Communications, Inc. ("TCI") the cable television systems serving areas in and around Tucson and Sierra Vista, Arizona (the "Tucson Acquisition"), representing approximately 115,000 cable television customers, for a purchase price of approximately $250.2 million.

  On April 22, 1998, the Company and a subsidiary of TCI entered into a non-binding letter of intent to form a joint venture serving approximately 270,000 cable television customers in several key Oklahoma communities. Under the terms of the proposed transaction, the Company will contribute its cable television system serving approximately 120,000 customers in the Oklahoma City area along with debt in exchange for a 50% interest in the joint venture. TCI will contribute its cable television system serving approximately 150,000 customers in and around Tulsa along with debt in exchange for a 50% interest in the joint venture. The joint venture will be managed by the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the offering of the Notes and the
Debentures are estimated to be approximately $   million, after deducting the
estimated discount due the Underwriters and commissions and other expenses payable by the Company. Concurrently with the offering of the Notes and the
Debentures, the Company is also offering $     aggregate principal amount of
  % REset Put Securities ("REPSSM") pursuant to a separate prospectus supplement to the Prospectus accompanying this Prospectus Supplement. None of the offerings of the Notes, the Debentures or the REPS is conditioned upon the completion or success of any other of such offerings. The Company will use the net proceeds from the offering of the Notes and the Debentures, together with the proceeds from the offering of the REPS (which are currently estimated to
be approximately $   million, after deducting the estimated discount due the
Underwriters and commissions and other expenses payable by the Company), to repay an equal amount of its outstanding short term indebtedness under the Company's $1.5 billion commercial paper program. Borrowings under the Company's commercial paper program are used for the Company's general corporate purposes, including acquisitions. The weighted average per annum interest rate applicable to outstanding borrowings under the Company's commercial paper program for the three months ended March 31, 1998 was 5.77%, and the weighted average maturity date for borrowings thereunder outstanding as of March 31, 1998 was 70 days.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on a historical basis, (ii) on a pro forma basis to give effect to the Las Vegas Acquisition as if it were consummated as of March 31, 1998 and (iii) on a pro forma basis to give effect to the Las Vegas Acquisition as if it were consummated as of March 31, 1998, as adjusted to give effect to the offer and sale of the REPS, Notes and Debentures and the application of the net proceeds therefrom as described under "Use of Proceeds" (collectively, the "Offerings"). This table should be read in conjunction with, and is qualified by reference to, the "Summary Historical and Pro Forma Consolidated Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                   MARCH 31, 1998
                                       ----------------------------------------
                                                                PRO FORMA, AS
                                                               ADJUSTED FOR THE
                                        ACTUAL   PRO FORMA(A)    OFFERINGS(B)
                                       --------  ------------  ----------------
                                               (DOLLARS IN MILLIONS)
CASH(c)............................... $   30.5    $   36.6        $   36.6
                                       ========    ========        ========
DEBT
  Revolving credit facilities.........       --    $  967.5(d)     $
  Commercial paper.................... $1,211.9     1,211.9
  Medium term notes...................    463.3       463.3           463.3
  Floating Rate Reset Notes, due June
   2009...............................    147.2       147.2           147.2
  6.375% Notes due June 2000..........    424.5       424.5           424.5
  6.5% Notes due November 2002........    199.6       199.6           199.6
  6.875% Notes due June 2005..........    362.8       362.8           362.8
  7.25% Debentures due November 2015..     99.2        99.2            99.2
  7.625% Debentures due June 2025.....    132.1       132.1           132.1
       % Notes due    ................       --          --
       % Debentures due    ...........       --          --
       % REPS due    .................       --          --
  Capitalized lease obligations.......     42.3        48.0            48.0
                                       --------    --------        --------
      Total debt......................  3,082.9     4,056.1
                                       --------    --------        --------
SHAREHOLDERS' EQUITY
  Preferred Stock, $1 par value;
   5,000,000 shares authorized........       --         2.4             2.4
  Class A Common Stock, $1 par value;
   316,000,000 shares authorized......    257.5       263.1           263.1
  Class C Common Stock, $1 par value;
   14,000,000 shares authorized;
   13,798,896 shares issued and
   outstanding........................     13.8        13.8            13.8
  Additional paid-in capital..........  1,794.5     2,142.7         2,142.7
  Retained deficit....................    (22.3)      (22.3)          (22.3)
  Foreign currency translation
   adjustment.........................     16.0        16.0            16.0
  Net unrealized gain on securities...    322.6       322.6           322.6
                                       --------    --------        --------
      Total shareholders' equity......  2,382.1     2,738.3         2,738.3
                                       --------    --------        --------
      Total capitalization............ $5,465.0    $6,794.4        $
                                       ========    ========        ========

--------
(a) Gives pro forma effect to the Las Vegas Acquisition as if it were consummated as of March 31, 1998.
(b) Gives pro forma effect to the Las Vegas Acquisition as if it were consummated as of March 31, 1998, as adjusted to give effect to the Offerings.
(c) Does not include $197.8 million of restricted cash held in escrow as of March 31, 1998 pending reinvestment.
(d) Assumes an increase in the commitments under the Company's revolving credit facilities to fund the cash portion of the purchase consideration for, and the refinancing of debt to be assumed in connection with, the Las Vegas Acquisition.

 SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION AND OTHER
                                     DATA

  The summary historical statement of operations data for the years ended December 31, 1994, 1995, 1996 and 1997 and the historical balance sheet data as of December 31, 1994, 1995, 1996 and 1997 have been derived from the audited financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The unaudited summary pro forma consolidated financial information and other data have been derived from the historical consolidated financial statements of both the Company and PSDI as of the dates and for the periods presented as if the Las Vegas Acquisition had been consummated as of January 1, 1997 as to the Consolidated Statement of Operations and March 31, 1998 as to the Consolidated Balance Sheet. The summary historical and pro forma consolidated financial information and other data are provided for informational purposes only and do not purport to be indicative of the results which would have actually been obtained had the Las Vegas Acquisition been consummated as of the date indicated or which may be expected to occur in the future. The summary historical and pro forma consolidated financial information and other data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                    THREE MONTHS
                                                                                        ENDED
                                    YEAR ENDED DECEMBER 31,                        MARCH 31, 1998
                          -----------------------------------------------------  ----------------------
                                                                         PRO                     PRO
                                      HISTORICAL                       FORMA(A)  HISTORICAL    FORMA(A)
                          ----------------------------------------     --------  ----------    --------
                           1994      1995      1996         1997         1997
                          -------  --------  --------     --------     --------
                                    (DOLLAR IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues................ $ 736.3  $1,286.2  $1,460.3     $1,610.4     $1,773.9   $ 415.8      $ 460.0
 Operating income........   139.8     226.0     221.7        205.3        200.0      43.5         44.2
 Interest expense........    46.1     132.3     146.1        202.1        263.7      53.1         68.1
 Equity in net losses of
  affiliated companies...    43.9      79.7     170.4        404.4        404.3     141.8        141.8
 Gain on sale and
  exchange of cable
  television system......      --        --        --         51.8         51.6        --           --
 Gain on issuance of
  stock by affiliated
  companies..............      --        --      50.1         90.8         90.8        --           --
 Gain on sale of affili-
  ated companies.........      --     188.8       4.6        248.7        248.7        --           --
 Loss on write down of
  affiliated company.....      --        --        --        183.9        185.9        --           --
 Net income (loss).......    26.6     103.8     (51.6)      (136.5)      (184.0)   (101.9)      (112.2)
 Basic and diluted net
  income (loss) per
  share.................. $  0.13  $   0.41  $  (0.19)    $  (0.50)    $  (0.67)  $ (0.38)     $ (0.41)
OTHER OPERATING AND FI-
 NANCIAL DATA:
 Net cash provided by op-
  erating
  activities............. $ 205.0  $  324.9  $  309.1     $  554.5           --   $ 191.5           --
 Net cash used in invest-
  ing activities.........   372.2     865.5     552.2      1,108.0           --     124.9           --
 Net cash provided (used)
  by financing activi-
  ties...................   156.3     576.4     246.2        539.3           --     (64.3)          --
 EBITDA(b)...............   268.5     493.3     556.9        609.8       $679.4     149.1      $ 168.7
 EBITDA as a % of reve-
  nue....................    36.5%     38.4%     38.1%        37.9%        38.3%     35.9%        36.7%
 Debt to EBITDA ratio....     2.9x      5.2x      5.2x(c)      5.2x(c)      6.1x      5.2x(d)      6.0x(d)

                                                  (footnotes on following page)

                                DECEMBER 31,                 MARCH 31, 1998
                     ----------------------------------- -----------------------
                                 HISTORICAL              HISTORICAL PRO FORMA(A)
                     ----------------------------------- ---------- ------------
                       1994     1995     1996     1997
                     -------- -------- -------- --------
                                        (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Total assets.....  $1,874.7 $5,555.3 $5,784.6 $6,556.6  $6,623.5    $8,381.4
  Total debt (e)...     787.8  2,575.3  2,881.0  3,148.8   3,082.9     4,056.1

                                            DECEMBER 31,                             MARCH 31, 1998
                         ------------------------------------------------------- ------------------------
                                                                         PRO                     PRO
                                       HISTORICAL                    FORMA(A)(E) HISTORICAL  FORMA (A)(E)
                         ------------------------------------------  ----------- ----------  ------------
                           1994       1995       1996       1997        1997
                         ---------  ---------  ---------  ---------  -----------
CUSTOMER DATA:
  Homes passed.......... 2,878,857  5,005,858  5,016,749  5,023,870   5,498,209  5,058,452    5,541,934
  Basic customers....... 1,851,726  3,248,759  3,259,384  3,235,338   3,528,618  3,256,820    3,555,369
  Premium service
   units................ 1,203,606  1,827,068  2,000,673  1,865,184   2,100,780  1,852,077    2,073,962
  Basic penetration.....      64.3%      64.9%      65.0%      64.4%       64.2%      64.4%        64.2%
  PrimeStar customers...    17,894     56,822    130,606    171,531     171,531    183,723      183,723

--------
(a) Gives pro forma effect to the Las Vegas Acquisition as if it were consummated as of January 1, 1997 as to the Consolidated Statement of Operations and March 31, 1998 as to the Consolidated Balance Sheet.
(b) Operating income before depreciation and amortization ("EBITDA"). The Company believes that EBITDA and related measures of cash flow serve as financial analysis tools for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA should not be considered by the reader as an alternative to net income as an indicator of the Company's performance or as an alternative to cash flows from operating activities as a measure of liquidity.
(c) Using the fourth quarter annualized operating cash flow, the ratio was 4.6x and 4.9x at December 31, 1997 and 1996, respectively.
(d) For purposes of this calculation, EBITDA for the three months ended March 31, 1998 has been annualized.
(e) Excludes hotel customers served by the cable television systems to be acquired in the Las Vegas Acquisition. Giving effect to the Tucson Acquisition as if it were consummated as of March 31, 1998 (but excluding hotel customers served by the cable television systems to be acquired in the Las Vegas Acquisition), homes passed, basic customers, premium service units and basic penetration would have been 5,798,258, 3,669,098, 2,164,243 and 63.3%, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's historical Consolidated Statement of Operations for the three-month period ended March 31, 1998 and 1997, which have been filed as part of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998 and are incorporated by reference herein and in the accompanying Prospectus.

RECENT ACQUISITIONS AND EXCHANGES

  In May 1998, the Company signed a definitive agreement to acquire PSDI for a combination of Company stock and cash. The transaction values all of the businesses of PSDI, comprised of 319,000 residential cable television customers, 105,000 hotel units and interests in various other non-consolidated operations predominantly in the greater Las Vegas area, at $1.3 billion. The closing of this transaction is subject to necessary government and regulatory approvals.

  On June 15, 1998, the Company acquired from TCI the cable television systems serving areas in and around Tucson and Sierra Vista, Arizona, representing approximately 115,000 cable television customers, for a purchase price of approximately $250.2 million.

  In April 1998, the Company contributed its partnership interests and related assets and liabilities in PrimeStar Partners, L.P to PrimeStar, Inc. in exchange for $74.0 million and 18,939,217 shares of common stock of PrimeStar, Inc., totaling a 9.43% equity interest in PrimeStar, Inc. The Company will recognize a gain on this transaction during the second quarter of 1998.

  In April 1998, the Company and TCI signed a non-binding letter of intent to form a joint venture serving approximately 270,000 customers in several key Oklahoma communities. Under the terms of the proposed transaction, the Company will contribute its cable television system serving approximately 120,000 customers in the Oklahoma City area along with debt in exchange for a 50% interest in the joint venture. TCI will contribute its cable television system serving approximately 150,000 customers in and around Tulsa along with debt in exchange for a 50% interest in the joint venture. The joint venture will be managed by the Company.

  On May 26, 1998, the Company and the other owners of Sprint Spectrum L.P. ("Sprint PCS"), a wireless joint venture, entered into an agreement whereby Sprint Corporation ("Sprint") would assume total ownership and control of the joint venture in exchange for the issuance to the Company and the other owners (other than Sprint) of a new class of common stock of Sprint that is intended to track Sprint's domestic wireless mobile telephony operations' performance. The Company will receive common stock of Sprint and related warrants representing approximately 11.4% of Sprint's domestic wireless mobile telephony operations (before giving effect to certain contemplated transactions, including an initial public offering of the Sprint tracking stock).

PRO FORMA THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH PRO FORMA THREE MONTHS ENDED MARCH 31, 1997

  The Company sold its Sun City, California and Central Ohio cable television systems (collectively, the "California and Ohio Sales"), serving an aggregate of approximately 95,000 customers, on September 15, 1997 and December 19, 1997, respectively. Revenues for the three months ended March 31, 1998 were $415.8 million, a 12% increase over revenues of $370.9 million for the three months ended March 31, 1997 calculated on a pro forma basis assuming the California and Ohio Sales were consummated as of January 1, 1997 (the "California and Ohio Sales Pro Forma Basis"). Basic customers at March 31, 1998 were 3,256,820, a 2.5% increase over customers on a California and Ohio Sales Pro Forma Basis at March 31, 1997. Consolidated operating cash flow increased 10% to $149.1 million for the first quarter of 1998 calculated on a California and Ohio Sales Pro Forma Basis. Operating cash flow for the core video business, which excludes revenues and $12.1 million of direct costs associated with high-speed data and telephony services and satellite operations, grew 10% to $149.4 million compared to the first quarter of 1997 calculated on a California and Ohio Sales Pro Forma Basis.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1997

  Revenues for the three months ended March 31, 1998 were $415.8 million, a 9% increase over revenues of $383.1 million for the three months ended March 31, 1997. Basic customers were 3,256,820, a 2.5% increase over customers at March 31, 1997 after adjusting for the trades and sales of cable television systems during 1997.

  Complete basic revenues for the first quarter of 1998 increased 6% over the same period in 1997 to $284.4 million due to customer growth and average rate increases of 6% implemented primarily in the fourth quarter of 1997. These increases are the result of new channel additions, increased programming costs and pass-through of inflation adjustments.

  Premium service revenues for the current quarter were $45.6 million, down slightly compared to the comparable period of 1997. Although premium units decreased to 1,852,077 at March 31, 1998 from 1,999,568 at March 31, 1997, due to the completion of a premium channel promotion during early 1997, the average rate and contribution per unit increased in the current quarter. Advertising revenues increased 17% to $25 million due to growth in local and national advertising sales during 1998.

  Revenues from satellite operations were $33.5 million for the current quarter, a 29% increase over revenues of $25.9 million for the same quarter in 1997 as PrimeStar customers increased to 183,723 at March 31, 1998 from 145,040 at March 31, 1997. The Company merged its PrimeStar distribution businesses into Primestar, Inc. on April 1, 1998 in exchange for 9.43% of PrimeStar, Inc. and $74.0 million. As a result of the merger, the Company's PrimeStar operations will no longer be reflected in its consolidated operating cash flow. Other revenues increased to $17.0 million for the first quarter 1998 due to strong growth in high-speed data and telephony services.

  Programming costs were $95.0 million for the first quarter of 1998, an increase of 7% over the same period in 1997 due to customer growth, programming rate increases and new channel additions. Plant operations expenses decreased 14% to $32.8 million and included the effect of a revised cost component factor used to capitalize indirect costs relating to network construction activity. Marketing costs increased to $22.1 million for the current quarter due in part to costs associated with rollout of high-speed data and telephony services. General and administrative expenses for the first quarter of 1998 increased 17% to $87.4 million due primarily to direct costs associated with high-speed data and telephony services and annual salary increases.

  Operating income before depreciation and amortization ("EBITDA") is a commonly used financial analysis tool for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA increased 7% to $149.1 million for the first quarter of 1998. EBITDA for the core video business, which excludes revenues and $12.1 million of direct costs associated with high-speed data and telephony services and satellite operations, grew 7% to $149.4 million compared to the first quarter of 1997.

  The EBITDA margin (EBITDA as a percentage of revenues) for the current quarter was 35.9%, a decrease from 36.4% for the first quarter of 1997 due to the increase in the direct costs of high-speed data and telephony services. The core video business EBITDA margin was 39.9% for the quarter, an increase from 39.6% for the comparable quarter of 1997.

  Depreciation was $87.0 million for the first quarter of 1998, a 19% increase compared to the same period in 1997 due to the continued upgrade and rebuild of the broadband network. Operating income for the first quarter of 1998 was $43.5 million, a decrease of 12% compared to the same period in 1997.

  Interest expense increased $6.3 million to $53.1 million for the first quarter of 1998 due to an increase in debt outstanding. Equity in net losses of affiliated companies was $141.8 million primarily due to losses of $76.9 million, $32.4 million and $18.9 million associated with Sprint PCS, Cox Communications PCS, L.P. and Teleport Communications Group Inc., respectively.

  Net loss for the current quarter was $101.9 million as compared to net loss of $37.8 million for the first quarter of 1997.

LIQUIDITY AND CAPITAL RESOURCES

 Uses of Cash

  As part of the Company's ongoing strategic plan, the Company has invested, and will continue to invest, significant amounts of capital to enhance the reliability and capacity of its broadband cable network in preparation for the offering of new services and to make investments in affiliated companies primarily focused on telephony, programming and communications-related activities.

  Capital expenditures are primarily directed at upgrading and rebuilding broadband cable networks in preparation for the delivery of additional services. Capital expenditures for 1998 are expected to range between $725 million and $775 million. Capital expenditures during the three months ended March 31, 1998 were $156.8 million.

  The Company currently anticipates borrowing approximately $967.5 million under its credit facilities and commercial paper program to fund the cash portion of the purchase consideration for, and refinancing debt to be assumed in connection with, the Las Vegas Acquisition.

  Funding requirements in 1998 for investments in affiliated companies are expected to be approximately $70 million, primarily for Sprint PCS. Investments in affiliated companies during the three months ended March 31, 1998 of $12.8 million consist primarily of additional equity funding to Sprint PCS.

  During the three months ended March 31, 1998, net repayments of $800 million were made for the revolving credit borrowings.

 Sources of Cash

  The Company generated $191.5 million from operating activities during the three months ended March 31, 1998. Proceeds from borrowings of $532.9 million under the commercial paper program and $199.3 million of medium term notes under the shelf registration program were used to refinance revolving credit borrowings mentioned above.

  CEI continues to perform day-to-day cash management services for the Company with settlements of balances between the Company and CEI occurring periodically at market interest rates. At March 31, 1998, an intercompany receivable of $14.0 million was due to the Company from CEI.

  Concurrently with the offering of the Securities, the Company is also offering the REPS. See "Use of Proceeds."

                         DESCRIPTION OF THE SECURITIES

  The Notes will be limited to $      aggregate principal amount and the
Debentures will be limited to $      aggregate principal amount. Each Note and
each Debenture will be registered and will bear interest at the respective rates per annum stated on the cover page of this Prospectus Supplement,
payable semiannually on       and       of each year, commencing      , 1999,
to the person in whose name such Note or Debenture, as the case may be, is registered at the close of business (whether or not a business day) on the
immediately preceding       or       (as the case may be). Interest on the
Securities will be computed on the basis of a 360-day year of twelve 30-day
months. The Notes will mature on       and the Debentures will mature on
     .

  The Notes and the Debentures will be redeemable at the option of the Company, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior written notice mailed to the registered holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes or the Debentures to be redeemed, as the case may be, and (ii) the sum, as determined by the Quotation Agent (as defined herein), of the present values of the principal amount and the remaining scheduled payments of interest on such Notes or Debentures to be redeemed from
the redemption date to     in the case of the Notes and     in the case of the
Debentures (the "Remaining Life"), in each case, discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the
Treasury Rate (as defined herein) plus     basis points in the case of the
Notes and     basis points in the case of the Debentures, plus in either case, accrued interest thereon to the date of redemption.

  If money sufficient to pay the redemption price of and accrued interest on all of the Notes or the Debentures, as the case may be (or portions thereof), to be redeemed on the redemption date is deposited with the Trustee or a Paying Agent on or before the redemption date and certain other conditions are satisfied, then on and after such date, interest will cease to accrue on such Notes or Debentures (or such portion thereof) called for redemption.

  "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life of the Notes or Debentures to be redeemed.

  "Comparable Treasury Price" means, with respect to any redemption date, the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Quotation Agent" means the Reference Treasury Dealer appointed by the
Company. "Reference Treasury Dealer" means (i) with respect to the Notes,    ,
and with respect to the Debentures,    , and their respective successors;
provided, however, that if the foregoing shall cease to be primary U.S. Government securities dealers in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, and
(ii) any other Primary Treasury Dealer selected by the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  Except as described above, the Notes and the Debentures are not redeemable prior to maturity, and there is no provision for a sinking fund for the Notes or the Debentures.

  The Notes and the Debentures will be issued only in book-entry form through the facilities of DTC. The Notes and the Debentures will be represented by one or more Global Notes or Global Debentures, as the case may be, in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC in New York, New York, for the accounts of its participants. Beneficial interests in the Global Notes and the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except in limited circumstances, definitive Notes and definitive Debentures will not be issued in exchange for beneficial interests in the Global Notes or the Global Debentures, as the case may be.

  The corporate trust office of the Trustee in The City of New York will be designated as the sole Paying Agent for payments with respect to the Notes and the Debentures.

  Payment of principal of and interest on the Global Notes and the Global Debentures will be made in immediately available funds. Beneficial interests in the Global Notes and the Global Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in same-day funds.

  See "Description of Debt Securities" in the accompanying Prospectus for additional information concerning the Notes, the Debentures and the Indenture.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

  The following is a summary of the material United States federal income, estate and gift tax consequences of the purchase, ownership and disposition of the Notes and the Debentures by an initial holder of the Notes and Debentures who purchases them on the original issue date at the issue price, but is not purported to be a complete analysis of all potential tax effects. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. Unless otherwise specifically noted, this summary applies only to those persons that hold the Notes and the Debentures as capital assets within the meaning of Section 1221 of the Code. This discussion assumes that the Notes and the Debentures will be treated as indebtedness for United States federal income tax purposes.

  THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE TAX CONSEQUENCES TO TAXPAYERS WHO ARE SUBJECT TO SPECIAL RULES (SUCH AS FINANCIAL INSTITUTIONS, TAX-EXEMPT ORGANIZATIONS, INSURANCE COMPANIES, S CORPORATIONS, REGULATED INVESTMENT COMPANIES, REAL ESTATE INVESTMENT TRUSTS, BROKER-DEALERS, TAXPAYERS SUBJECT TO THE ALTERNATIVE MINIMUM TAX AND PERSONS THAT WILL HOLD THE NOTES AND THE DEBENTURES AS PART OF A POSITION IN A "STRADDLE" OR AS PART OF A "CONSTRUCTIVE SALE, " "HEDGING" OR "CONVERSION" TRANSACTION) OR ADDRESS ASPECTS OF FEDERAL TAXATION THAT MIGHT BE RELEVANT TO A PROSPECTIVE INVESTOR BASED UPON SUCH INVESTOR'S PARTICULAR TAX SITUATION. THIS SUMMARY DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES AND THE DEBENTURES (INCLUDING THE INVESTOR'S STATUS AS A UNITED STATES HOLDER OR A NON-UNITED STATES HOLDER), AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

  Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

UNITED STATES HOLDERS

 General

  The following is a general discussion of certain United States federal income tax consequences of the ownership and sale or other disposition of the Notes and the Debentures by a beneficial owner that, for United States federal income tax purposes, is a "United States person" (a "United States Holder"). For purposes of this discussion, a "United States person" means a citizen or individual resident (as defined in Section 7701(b) of the Code) of the United States; a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to United States federal income tax without regard to its source; or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be so treated shall also be considered to be United States persons.

 Payments of Interest

  Payments of interest on the Notes and the Debentures will generally be taxable to a United States Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the United States Holder's regular method of tax accounting).

 Sale, Exchange or Redemption of the Notes and Debentures

  Generally, a sale, exchange or redemption of the Notes or Debentures will result in taxable gain or loss equal to the difference between the amount of cash or other property received and the United States Holder's adjusted tax basis in the Note or Debenture. A United States Holder's adjusted tax basis for determining gain or loss on the sale or other disposition of a Note or Debenture will initially equal the cost of such Note or Debenture to such Holder and will be increased by any market discount previously included in income by such United States Holder, and decreased by any amortized premium previously deducted from income by the United States Holder. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gain or loss will be long-term gain or loss if the Note or Debenture is held by the United States Holder for more than one year, otherwise such gain or loss will be short-term.

  United States Holders that are corporations will generally be taxed on net capital gains at a maximum rate of 35%. In contrast, United States Holders that are individuals will generally be taxed on net capital gains at a maximum rate of (i) 39.6% for property held for one year or less, (ii) 28% for property held for 18 months or less but more than one year, and (iii) 20% for property held for more than 18 months. Special rules (and generally lower maximum rates) apply for individuals in lower tax brackets. Recent legislation passed by Congress and awaiting the President's signature would reduce the holding period for capital gains entitled to the 20% maximum rate from a holding period of more than 18 months to one of more than 12 months effective retroactively as of January 1, 1998. Any capital losses realized by a United States Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a United States Holder that is an individual generally may be used only to offset capital gains plus $3,000 of other income per year.

FOREIGN HOLDERS

  The following is a general discussion of certain United States federal income and estate and gift tax consequences of the ownership and sale or other disposition of the Notes and Debentures by any beneficial owner of a Note or Debenture that is not a United States Holder (a "Non-United States Holder"). Resident alien individuals will be subject to United States federal income tax with respect to the Notes and the Debentures as if they were United States Holders.

 Interest

  Under current United States federal income tax law, and subject to the discussion of backup withholding below, interest paid on the Notes and the Debentures to a Non-United States Holder will not be subject to the normal 30% United States federal withholding tax; provided that (i) the interest is "effectively connected with the conduct of a trade or business in the United States" by the Non-United States Holder and the Non-United States Holder timely furnishes the Company with two duly executed copies of Internal Revenue Service Form 4224 (or any successor form), or (ii) all of the following conditions of the portfolio interest exception (the "Portfolio Interest Exception") are met: (A) the Non-United States Holder does not, actually or constructively, own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (B) the Non-United States Holder is not a controlled foreign corporation that is related, directly or indirectly, to the Company through stock ownership, (C) the Non-United States Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (D) either (1) the Non-United States Holder certifies to the Company or its agent, under penalties of perjury, that it is a Non- United States Holder and provides its name and address, or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Notes or Debentures in such capacity, certifies to the Company or its agent, under penalties of perjury, that such statement has been received from the beneficial owner of the Notes or Debentures by it or by a Financial Institution between it and the beneficial owner and furnishes the Company or its agent with a copy thereof. The foregoing certification may be provided by the Non-United States Holder on Internal Revenue Service Form W-8 (or any successor form). Such certificate is effective with respect to payments of interest made after the issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years.

  On October 14, 1997, the final regulations were published in the Federal Register (the "1997 Final Regulations") that affect the United States federal income taxation of Non-United States Holders. The 1997 Final Regulations are effective for payments after December 31, 1999, regardless of the issue date of the instrument with respect to which such payments are made, subject to certain transition rules discussed below. The discussion under this heading and under "Backup Withholding Tax and Information Reporting," below, is not intended to be a complete discussion of the provisions of the 1997 Final Regulations. Prospective Holders of the Notes and the Debentures are urged to consult their tax advisors concerning the tax consequences of their investment in light of the 1997 Final Regulations.

  The 1997 Final Regulations provide documentation procedures designed to simplify compliance by withholding agents. The 1997 Final Regulations generally do not affect the documentation rules described above, but add other certification options. Under one such option, a withholding agent will be allowed to rely on an intermediary withholding certificate furnished by a "qualified intermediary" (as defined below) on behalf of one or more beneficial owners (or other intermediaries) without having to obtain the beneficial owner certificate described above. Qualified intermediaries include: (i) foreign financial institutions or foreign clearing organizations (other than a United States branch or United States office of such institution or organization), or (ii) foreign branches or offices of United States financial institutions or foreign branches or offices of United States clearing organizations, which, as to both (i) and (ii), have entered into withholding agreements with the Service. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as revised Internal Revenue Service Form W-8 (discussed below), from each beneficial owner. Under another option, an authorized foreign agent of a United States withholding agent will be permitted to act on behalf of the United States withholding agent (including the receipt of withholding certificates, the payment of amounts of income subject to withholding and the deposit of tax withheld); provided that certain conditions are met.

  For purposes of the certification requirements, the 1997 Final Regulations generally treat as the beneficial owners of payments on a Note or Debenture those persons that, under United States federal income tax principles, are the taxpayers with respect to such payments, rather than persons such as nominees or agents legally entitled to such payments. In the case of payments to an entity classified as a foreign partnership under United States tax principles, the partners, rather than the partnership, generally must provide the required certifications to qualify for the withholding tax exemption described above (unless the partnership has entered into a special agreement with the Service). A payment to a United States partnership, however, is treated for these purposes as payment to a United States payee, even if the partnership has one or more foreign partners. The 1997 Final Regulations provide certain presumptions with respect to withholding for Holders not furnishing the required certifications to qualify for the withholding tax exemption described above. In addition, the 1997 Final Regulations will replace a number of current tax certification forms (including Internal Revenue Service Form W-8) with a single, revised Internal Revenue Service Form W-8 (which, in certain circumstances, requires information in addition to that previously required). Under the 1997 Final Regulations, this revised Form W-8 will remain valid until the last day of the third calendar year following the year in which the certificate is signed.

  The 1997 Final Regulations provide transition rules concerning existing certificates, such as Internal Revenue Service Form W-8. Valid withholding certificates that are held on December 31, 1999 will generally remain valid until the earlier of December 31, 2000 or the date of their expiration. Existing certificates that expire in 1999 will not be effective after their expiration. Certificates dated prior to January 1, 1998 will generally remain valid until the end of 1998, irrespective of the fact that their validity expires during 1998.

  In the event that the interest paid on the Notes is effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder, the Non-United States Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons in essentially the same manner as if the Notes or the Debentures were held by a United States person, as discussed above. In the case of a Non-United States Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States Holder is a qualified resident of the treaty country.

  If the interest on the Notes is not "effectively connected" and does not qualify for the Portfolio Interest Exception, then the interest will be subject to United States federal withholding tax at a flat rate of 30% (or a lower applicable income tax treaty rate upon delivery of the appropriate certification of eligibility for treaty benefits).

 Gain on Sale or Other Disposition

  Subject to special rules applicable to individuals as described below, a Non-United States Holder will generally not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of the Notes or the Debentures, unless the gain is effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder or of a partnership, trust or estate in which such Non-United States Holder is a partner or beneficiary.

  Gains realized by a Non-United States Holder that are effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons, as described above, unless exempt by an applicable income tax treaty. In the case of a Non-United States Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-United States Holder is a qualified resident of the treaty country.

  In addition to being subject to the rules described above, an individual Non-United States Holder who holds the Notes or the Debentures as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the sale or other disposition of such Notes or Debentures if (i) such gain is not effectively connected with the conduct of a trade or business within the United States of the Non-United States Holder, and (ii) such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and either (A) has a "tax home" in the United States (as specially defined for purposes of the United States federal income tax), or (B) maintains an office or other fixed place of business in the United States and the gain from the sale or other disposition of the Notes or Debentures is attributable to such office or other fixed place of business. Individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates (including certain former long-term residents of the United States).

  Under the 1997 Final Regulations, withholding of United States federal income tax may apply to payments on a taxable sale or other disposition of the Notes or the Debentures by a Non-United States Holder who does not provide appropriate certification to the withholding agent with respect to such transaction.

 Federal Estate and Gift Taxes

  A Note or Debenture beneficially owned by an individual who is neither a United States citizen nor a domiciliary of the United States at the time of death will not be subject to United States federal estate tax as a result of such individual's death; provided that any interest thereon would have been eligible for the Portfolio

Interest Exception within the meaning of Section 871(h)(1) of the Code, described above in "Certain United States Federal Income Tax Consequences-- Foreign Holders--Interest," if such interest had been received by the individual at the time of death.

  An individual who is not a United States citizen will not be subject to United States federal gift tax on a transfer of Notes or Debentures, unless such person is a domiciliary of the United States or such person is subject to provisions of United States federal gift tax law applicable to certain United States expatriates (including certain former long-term residents of the United States).

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  Under current United States federal income tax law, information reporting requirements apply to interest paid to, and to the proceeds of sales or other dispositions before maturity by, certain non-corporate persons. In addition, a 31% backup withholding tax applies if a non- corporate person (i) fails to furnish such person's Taxpayer Identification Number ("TIN") (which, for an individual, is his or her Social Security Number) to the payor in the manner required, (ii) furnishes an incorrect TIN and the payor is so notified by the Service, (iii) is notified by the Service that such person has failed properly to report payments of interest and dividends, or (iv) in certain circumstances, fails to certify, under penalties of perjury, that such person has not been notified by the Service that such person is subject to backup withholding for failure properly to report interest and dividend payments. Backup withholding does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

  In the case of a Non-United States Holder, under current United States federal income tax law, backup withholding and information reporting do not apply to payments of interest with respect to the Notes or the Debentures, or to payments on the sale or other disposition of a Note or Debenture, if such Holder has provided to the Company or its paying agent the certification described in clause (ii)(D) of "Certain United States Federal Income Tax Consequences--Foreign Holders--Interest" or has otherwise established an exemption.

  Under current United States federal income tax law, (i) interest payments with respect to a Note or Debenture collected outside the United States by a foreign office of a custodian, nominee or broker acting on behalf of a beneficial owner of a Note or Debenture, and (ii) payments on the sale or other disposition of a Note or Debenture to or through a foreign office of a broker are not generally subject to backup withholding or information reporting. However, if such custodian, nominee or broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% of more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period (a "U.S. Related Person"), such custodian, nominee or broker may be subject to certain information reporting (but not backup withholding) requirements with respect to such payments, unless such custodian, nominee or broker has in its records documentary evidence that the beneficial owner is not a United States person and certain conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such custodian, nominee or broker is required to report if such person has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

  The 1997 Final Regulations modify certain of the certification requirements for backup withholding and expand the group of U.S. Related Persons. It is possible that the Company or its paying agent may request new withholding exemption forms from Holders in order to qualify for continued exemption from backup withholding when the 1997 Final Regulations become effective.

  Backup withholding tax is not an additional tax. Rather, any amounts withheld from a payment to a person under the backup withholding rules are allowed as a refund or a credit against such person's United States federal income tax; provided that the required information is furnished to the Service.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), ABN AMRO Incorporated, Chase Securities Inc., J.P. Morgan Securities Inc. and Salomon Brothers Inc (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes and the Debentures set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes and the Debentures if any are purchased.

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
        UNDERWRITER                                OF NOTES      OF DEBENTURES
        -----------                            ---------------- ----------------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.....................       $                 $
   ABN AMRO Incorporated.....................
   Chase Securities Inc......................
   J.P. Morgan Securities Inc................
   Salomon Brothers Inc .....................
                                                    -----            -----
        Total................................
                                                    =====            =====

  The Underwriters have advised the Company that they propose initially to offer the Notes and the Debentures to the public at the public offering prices therefor set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of % of the principal amount of the Notes and % of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes and % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Merrill Lynch, on behalf of the Underwriters, may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes and/or the Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Merrill Lynch to reclaim a selling concession from a syndicate member when the Notes and/or the Debentures originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Notes and/or the Debentures, as the case may be, to be higher than they would otherwise be in the absence of such transactions. Merrill Lynch is not required to engage in these activities and may end any of these activities at any time.

  The Company has agreed to indemnify the several Underwriters, jointly and severally, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking and commercial banking transactions with the Company and its affiliates.

  The Company does not intend to apply for listing of the Notes or the Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes and the Debentures as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes or the Debentures and any such market making may be discontinued at any time without prior notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes or the Debentures.

                                 LEGAL MATTERS

  The validity of the Notes and the Debentures offered hereby will be passed upon for the Company by Dow, Lohnes & Albertson, PLLC, Washington, D.C. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                $1,000,000,000

                           COX COMMUNICATIONS, INC.

                                DEBT SECURITIES

                               ----------------

  Cox Communications, Inc. (the "Company") may offer and issue from time to time, together or separately, its unsecured debentures, notes, bonds or other evidences of indebtedness and forward contracts with respect thereto (the "Debt Securities") having an aggregate initial public offering price of $1 billion (including the U.S. dollar equivalent thereof for which the initial public offering price is denominated in one or more foreign currencies, foreign currency units or composite currencies). The Debt Securities may be offered as separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Debt Securities may be issuable in global form or registered form without coupons or in bearer form with or without coupons attached. The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities may be sold for U.S. dollars, foreign currency, foreign currency units or composite currencies; principal of, and any interest on, the Debt Securities may likewise be payable in U.S. dollars, foreign currencies, foreign currency units or composite currencies, in each case, as the Company specifically designates and as set forth in the accompanying Prospectus Supplement. The Debt Securities in respect of which this Prospectus is being delivered are hereinafter also referred to collectively as the "Offered Securities."

  Unless otherwise specified in the accompanying Prospectus Supplement, the Offered Securities will be senior securities of the Company. The accompanying Prospectus Supplement will set forth the specific terms of the Offered Securities, including, where applicable, the specific designation, aggregate principal amount, denomination, initial public offering price, maturity (which may be fixed or extendible), priority, redemption terms, if any, interest rate (or manner of calculation thereof), if any, time of payment of interest (if any), terms for any conversion or exchange (including the terms relating to the adjustment thereof), listing (if any) on a securities exchange, currency, form (which may be registered or bearer or certificated or global), terms for any repayment at the option of the holder, terms for any sinking fund payments, provisions regarding original issue discount securities, additional covenants and any other specific terms of the Debt Securities. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to the Debt Securities covered thereby. The accompanying Prospectus Supplement will also set forth the name of, and compensation to, each dealer, underwriter or agent (if any) involved in the sale of the Offered Securities being offered and the managing underwriters with respect to each series sold to or through any such underwriters.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                               ----------------

  The Offered Securities may be offered directly, or through dealers, underwriters or agents designated from time to time, by the Company, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through an agent--in each case, less other expenses attributable to issuance and distribution. If any agents, dealers or underwriters are involved in the offering of the Debt Securities in respect to which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in such Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS JULY 13, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH DEBT SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING OF THE DEBT SECURITIES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                               ----------------

                               TABLE OF CONTENTS

Available Information.......................................................   3
Information Incorporated by Reference.......................................   3
The Company.................................................................   4
Ratio of Earnings to Fixed Charges..........................................   4
Use of Proceeds.............................................................   5
Description of the Debt Securities..........................................   6
Plan of Distribution........................................................  15
Legal Matters...............................................................  15
Experts.....................................................................  16

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or through the World Wide Web (http://www.sec.gov). The Company's Class A Common Stock, par value $1.00 per share, is listed on the New York Stock Exchange (Symbol: COX), and reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), which relates to the Debt Securities (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement, exhibits and schedules filed therewith. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in all respects by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof:

    (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

    (ii) the Company's amended Annual Report on Form 10-K/A for the year ended December 31, 1997;

    (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

    (iv) the Company's Current Report on Form 8-K dated May 5, 1998;

    (v) the Company's amended Current Report on Form 8-K/A dated May 5, 1998;
  and

    (vi) the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders dated March 23, 1998.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. The Company's Commission file number for Exchange Act documents is 1-6590. The Company will provide, without charge to any person to whom a copy of this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Dallas S. Clement, Treasurer, Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319 (telephone: (404) 843-5000).

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the accompanying Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

  Cox Communications, Inc. (the "Company") is among the nation's largest broadband communications companies with (i) U.S. broadband network operations and (ii) investments in cable television programming, telecommunications and technology and broadband networks.

  The Company is an indirect 75.0% owned subsidiary of Cox Enterprises, Inc. ("CEI"). Prior to the Company's incorporation in May 1994, the Company's operations and investments were a division of Cox Holdings, Inc., a wholly-owned subsidiary of CEI. These operations and investments were contributed by CEI to the Company on May 25, 1994. CEI, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States with consolidated revenues in 1997 of approximately $4.9 billion. CEI, which has a 100-year history in the media and communications industry, publishes 16 daily and 11 weekly newspapers and owns or operates 11 television stations in addition to its interest in the Company. Through its indirect majority-owned subsidiary, Cox Radio, Inc., CEI owns, operates or provides sales and marketing services for, 59 radio broadcast stations pending closing of previously announced transactions. Through Manheim Auctions, CEI is also the world's largest operator of auto auctions.

  The Company's principal executive offices are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319 (telephone: (404) 843-5000).

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:


                                                                                  THREE MONTHS ENDED
                      YEAR ENDED DECEMBER 31,                                          MARCH 31,
   -----------------------------------------------------------------          ---------------------------
   1997        1996           1995           1994(1)           1993           1998(2)           1997
   ----        ----           ----           -------           ----           -------           ----
   2.0x        1.5x           2.7x            2.7x             8.7x            0.9x             1.7x

--------
(1) The ratio decreased from 1993 to 1994 due to increased interest expense resulting from debt associated with the Company's acquisition through merger of the cable television assets of The Times Mirror Company.

(2) Earnings were inadequate to cover fixed charges by $8.3 million for the three months ended March 31, 1998.

  For purposes of this computation, earnings are defined as income before income taxes (excluding losses and undistributed earnings on equity method investments), minority interests and fixed charges (excluding capitalized interest). Fixed charges are the sum of (i) interest cost (including capitalized interest), (ii) estimated interest component of rent expense and
(iii) dividends on subsidiary preferred stock.

                                USE OF PROCEEDS

  Unless otherwise described in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include additions to working capital, the repayment or redemption of existing indebtedness and the financing of capital expenditures and acquisitions. The Company may borrow additional funds from time to time from public and private sources on both a long-term and short-term basis and may sell commercial paper to fund its future capital and working capital requirements in excess of internally generated funds. See "Description of the Debt Securities."

                      DESCRIPTION OF THE DEBT SECURITIES

GENERAL

  The Debt Securities will be unsecured senior obligations of the Company. Most of the assets of the Company are owned by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions will not apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

  Unless otherwise specified in the accompanying Prospectus Supplement, the Debt Securities will be issued from time to time in series under an Indenture, dated as of June 27, 1995 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee").

  The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder, and the Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture and the Debt Securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used in the following summary and not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

  Reference is made to the Prospectus Supplement for the following terms and other possible terms of each series of Debt Securities in respect of which this Prospectus is being delivered (to the extent such terms are applicable to such Debt Securities): (i) the classification, specific designation, date, aggregate principal amount, purchase price and denomination of the Debt Securities; (ii) currency or units based on or relating to currencies in which such Debt Securities are denominated and/or in which principal, premium, if any, and/or interest will or may be payable; (iii) any date of maturity (which may be fixed or extendible); (iv) interest rate or rates (or the method by which such rate or rates will be determined, if any); (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest on the Debt Securities will be payable; (vii) any repayment, redemption, prepayment or sinking fund provisions and any provisions related to the purchase of such Debt Securities at the option of the holders; (viii) whether the Debt Securities will be issuable in global form (and, if so, the identity of the depositary with respect thereto), registered form and/or bearer form ("Bearer Securities") and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; (ix) the terms, if any, on which such Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; and (xi) any other specific terms of the Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations.

  Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus

Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par, which are treated as having been issued at a discount for United States federal income tax purposes, will be described in the accompanying Prospectus Supplement.

  Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a payment of principal on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

  Unless otherwise indicated in the accompanying Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples of $1,000. Unless otherwise specified in the Prospectus Supplement, the principal amount of the Debt Securities will be payable at the corporate trust office of the Trustee in New York, New York. The Debt Securities may be presented for transfer or exchange at such office unless otherwise specified in the Prospectus Supplement, subject to the limitations provided in the Indenture, without any service charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charges payable in connection therewith.

RANKING

  Unless otherwise specified in a Prospectus Supplement for a particular series of Debt Securities, all series of Debt Securities will be senior indebtedness of the Company and will be direct, unsecured obligations of the Company, ranking on a parity with all other unsecured and unsubordinated obligations of the Company.

CERTAIN COVENANTS

  The Indenture contains covenants including, among others, the following:

  Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (other than Permitted Liens) on Restricted Property to secure the payment of Indebtedness of the Company or any Restricted Subsidiary if, immediately after the creation, incurrence or assumption of such Lien, the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on Restricted Property would exceed the greater of (i) $200 million or (ii) 15% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries (whether or not so secured), unless effective provision is made whereby the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities, whether then existing or thereafter created) are secured equally and ratably with (or prior to) such Indebtedness (but only for so long as such Indebtedness is so secured).

  Limitation on Indebtedness of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to incur any Indebtedness if, immediately after the incurrence or assumption of such Indebtedness, the aggregate outstanding principal amount of all Indebtedness of the Restricted Subsidiaries would exceed the greater of (i) $200 million or (ii) 15% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries; provided that, in any event, a Restricted Subsidiary may incur Indebtedness to extend, renew or replace Indebtedness of such Restricted Subsidiary to the extent that the principal amount of the Indebtedness so incurred does not exceed the principal amount of the Indebtedness extended, renewed or replaced thereby immediately prior to such extension, renewal or replacement plus any premium, accrued and unpaid interest or capitalized interest payable thereon.

  Designation of Subsidiaries. The Company may designate a Restricted Subsidiary as an Unrestricted Subsidiary or designate an Unrestricted Subsidiary as a Restricted Subsidiary at any time, provided that (i) immediately after giving effect to such designation, the Leverage Ratio of the Restricted Group is not greater than 7:1 and the Company and the Restricted Subsidiaries are in compliance with the "Limitation on Liens" and "Limitation on Indebtedness of Restricted Subsidiaries" covenants, and (ii) an Officers' Certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter of the Company in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year), which Officers' Certificate shall state the effective date of such designation.

  Mergers or Sales of Assets. The Indenture provides that the Company may not merge into or consolidate with another corporation or sell or lease all or substantially all its assets to another corporation unless (i) either (A) the Company is the surviving corporation or (B) the resulting, surviving or transferee corporation is organized under the laws of a state of the United States or the District of Columbia and agrees to pay promptly when due the principal of and premium, if any, and interest on the Debt Securities, and to assume, perform and observe all the covenants and conditions of the Indenture, and (ii) immediately after and giving effect to such transaction, no Event of Default has occurred.

  The Indenture does not contain any provisions affording holders of Debt Securities any additional protection in the event that the Company enters into a highly-leveraged transaction.

DEFINITIONS

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Indebtedness" means, without duplication, with respect to any Person: (i) any indebtedness of such Person (A) for borrowed money or (B) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities; (ii) any guarantee by such Person of any indebtedness of others described in the preceding clause (i); and (iii) any amendment, extension, renewal or refunding of any such indebtedness or guarantee. The term "Indebtedness" excludes (i) any indebtedness of the Company or any Restricted Subsidiary to the Company or another Restricted Subsidiary, (ii) any guarantee by the Company or any Restricted Subsidiary of indebtedness of the Company or another Restricted Subsidiary, (iii) trade accounts payable and (iv) letters of credit, performance bonds and similar obligations issued in favor of governmental or franchising authorities as a term of cable television franchise or other governmental franchise, license, permit or authorization held by such Person or any of its Subsidiaries.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

  "Leverage Ratio" with respect to the Restricted Group means, as of the date of and after giving effect to any designation of an Unrestricted Subsidiary as a Restricted Subsidiary or any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, in each case in accordance with the "Designation of Subsidiaries" covenant, the ratio of (i) the aggregate outstanding principal amount of all Indebtedness of the Restricted Group as of such date to (ii) the product of four times the Restricted Group Cash Flow for the most recent full fiscal quarter for which financial information is available on such date.

  "Permitted Liens" means: (i) any Lien which arises out of a judgment or award against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceeding for review (or with respect to which the period within which such appeal or proceeding for review may be initiated shall not have expired) and with respect to which (a) the Company or such Restricted Subsidiary shall have secured a stay of execution pending such appeal or proceeding for review or (b) the Company or such Restricted Subsidiary shall have posted a bond or established adequate reserves (in accordance with generally accepted accounting principles) for the payment of such judgment or award; (ii) any Lien upon any real or personal property or interest therein of the Company or a Restricted Subsidiary existing at the time of acquisition thereof or securing the payment of Indebtedness incurred by the Company or such Restricted Subsidiary to finance some or all of the purchase price of, or cost of construction of or improvements on, any such property or interest therein; provided that (A) the outstanding principal amount of the Indebtedness secured by such Lien does not at any time exceed 100% of the greater of the purchase price for or the fair value of such real or personal property or interest therein, (B) such Lien does not encumber or constitute a charge against any other Restricted Property theretofore owned by the Restricted Group (except that in the case of construction or improvement, the Lien may extend to unimproved real property on which the property so constructed or the improvement is located), and (C) the Indebtedness secured by such Lien would be permitted to be incurred under the covenant described under "Limitation on Indebtedness of Restricted Subsidiaries"; and (iii) any Lien representing the extension, renewal or replacement (or successive extensions, renewals or replacements) of Liens referred to in clause (ii) above; provided that the principal of the Indebtedness secured thereby does not exceed the principal of the Indebtedness secured thereby immediately prior to such extension, renewal or replacement, plus any accrued and unpaid interest or capitalized interest payable thereon, and that such extension, renewal or replacement shall be limited to all or a part of the property (or interest therein) subject to the Lien so extended, renewed or replaced (plus improvements and construction on such property). The outstanding principal amount of Indebtedness secured by a Lien permitted by clause (ii) or (iii) above or, if less, the fair value of the property or interest therein secured thereby, shall be included in the calculation pursuant to the covenant described under "Limitation on Liens" of the aggregate outstanding principal amount of Indebtedness secured by Liens on Restricted Property for purposes of determining whether a Lien (other than a Permitted Lien) may be incurred in compliance with such covenant.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Principal Property" means, as of any date of determination, any property or assets owned by any Restricted Subsidiary other than (i) any such property which, in the good faith opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Restricted Subsidiaries taken as a whole and (ii) any shares of any class of stock or any other security of any Unrestricted Subsidiary.

  "Restricted Group" means, as of any date of determination, the Company and the Restricted Subsidiaries as of such date after giving effect to any designation being made on such date in accordance with the "Designation of Subsidiaries" covenant.

  "Restricted Group Cash Flow" for any period means the Restricted Group Net Income for such period, plus (i) the sum (without duplication) of the aggregate of each of the following items of the Company and the Restricted Subsidiaries for such period to the extent taken into account as charges to Restricted Group Net Income for such period: (A) interest expense, (B) income tax expense, (C) depreciation and amortization expense and other noncash charges, (D) extraordinary items and (E) after-tax losses on sales of assets outside of the ordinary course of business not otherwise included in extraordinary items in accordance with generally accepted accounting principles, minus (ii) the sum (without duplication) of the aggregate of each of the following items of the Company and the Restricted Subsidiaries for such period to the extent taken into account as credits to Restricted Group Net Income for such period: (A) noncash credits, (B) extraordinary items and (C) after-tax gains on sales of assets outside of the ordinary course of business not otherwise included in extraordinary items in accordance with generally accepted accounting principles.

  For purposes of this definition, (i) "Restricted Group Net Income" for any period means the aggregate of the net income (loss) for such period of the Company and the Restricted Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles; provided that the net income (loss) of any Person accounted for by the equity method of accounting and the net income (loss) of any Unrestricted Subsidiary shall be excluded, except that the net income of any such Person or Unrestricted Subsidiary shall be included to the extent of the amount of dividends or distributions paid by such Person or Unrestricted Subsidiary to the Company or a Restricted Subsidiary during such period; and (ii) if the Company or any Restricted Subsidiary consummated any acquisition or disposition of assets during the period for which Restricted Group Cash Flow is being calculated, or consummated any acquisition or disposition of assets subsequent to such period and on or prior to the date as of which the Leverage Ratio is to be determined, then, in each such case, the Restricted Group Cash Flow for such period shall be calculated on a pro forma basis (and not as a pooling of interests, if applicable) as if such acquisition or disposition had occurred at the beginning of such period.

  "Restricted Property" means, as of any date of determination, any Principal Property and any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary.

  "Restricted Subsidiary" means each Subsidiary of the Company other than the Unrestricted Subsidiaries.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

  "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or
(iii) one or more Subsidiaries of such Person.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that has been designated as an Unrestricted Subsidiary as permitted by the covenant described under "Designation of Subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted thereby and (ii) each Subsidiary of any Unrestricted Subsidiary.

DEFAULTS

  An Event of Default with respect to Debt Securities of any series is defined in the Indenture as (i) a default in the payment of interest on the Debt Securities when due, continued for 30 days, (ii) a default in the payment of principal of any such Debt Security when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Certain Covenants--Mergers or Sales of Assets" above, (iv) the failure by the Company to comply within 60 days after notice with any of its other agreements contained in the Indenture, including its obligations under the covenants described above in "--Certain Covenants" under "--Limitation on Liens," "-- Limitation on Indebtedness of Restricted Subsidiaries" or "--Designation of Subsidiaries," (v) Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds 5% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries (the "cross-acceleration provision") or (vi) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary (the "bankruptcy provisions"). However, a default under clause (iv) with respect to a series of Debt Securities will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

  If an Event of Default occurs and is continuing with respect to a series of Debt Securities, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare the principal of and accrued but unpaid interest on all the Debt Securities of such series to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Debt Securities will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debt Securities. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debt Securities of a series may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Debt Securities of any series unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Debt Security may pursue any remedy with respect to the Indenture or the Debt Securities of the same series unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Debt Securities of such series have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Debt Securities of any series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debt Security of the same series or that would involve the Trustee in personal liability.

  The Indenture provides that if a Default occurs and is continuing with respect to a series of Debt Securities and is known to the Trustee, the Trustee must mail to each holder of the Debt Securities of such series notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Debt Security, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Debt Securities of such series. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

  Subject to certain exceptions, the Indenture may be amended with respect to a series of Debt Securities with the consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding (including consents obtained in connection with a tender offer or exchange for the Debt Securities) and any past default or compliance with any provisions may also be waived with such a consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. However, without the consent of each holder of an outstanding Debt Security of such series, no amendment may, among other things, (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment,
(ii) reduce the rate of or extend the time for payment of interest on any Debt Security of such series, (iii) reduce the principal of or extend the Stated Maturity of any Debt Security of such series, (iv) reduce the premium payable upon the redemption of any Debt Security of such series or change the time at which any Debt Security of such series may or shall be redeemed, (v) make any Debt Securities of such series payable in money other than that stated in the Debt

Security of such series, (vi) impair the right of any holder of the Debt Securities of such series to receive payment of principal of, and interest on, such holder's Debt Securities of such series on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debt Securities or (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

  Without the consent of any holder of the Debt Securities, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities, to add guarantees with respect to the Debt Securities, to secure the Debt Securities, to add to the covenants of the Company for the benefit of the holders of the Debt Securities or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Debt Securities or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

  The consent of the holders of the Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debt Securities of the affected series a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Debt Securities of such series, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

  The Company at any time may terminate all its obligations under the Debt Securities of a series and the Indenture with respect to such series ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain a registrar and paying agent in respect of the Debt Securities of such series. The Company at any time may terminate its obligations with respect to a series of Debt Securities under the covenants described under "--Certain Covenants" (other than the covenants described under "--Mergers or Sales of Assets") and any other restrictive covenants described in the accompanying Prospectus Supplement relating to such series, the operation of the cross-acceleration provision and the bankruptcy provisions described under "--Defaults" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of the Debt Securities of such series may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of the Debt Securities of such series may not be accelerated because of an Event of Default specified in clause (iv), (v) or (vi) under "--Defaults" above.

  In order to exercise either defeasance option with respect to a series of Debt Securities, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, premium, if any, on, and interest on, the Debt Securities of such series to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) and the creation of the defeasance trust will not violate the Investment Company Act of 1940, as amended. In addition, the Company is required to deliver to the trustee an Officers' Certificate stating that such deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

TRANSFER

  The Debt Securities may be transferred or exchanged in accordance with the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in registered form and will be transferable only upon the surrender of the Debt Securities being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers or exchanges. The Company is not required to transfer or exchange any Debt Security selected for redemption. In addition, the Company is not required to transfer or exchange any Debt Security for a period of 15 days before a selection of Debt Securities to be redeemed or before any interest payment date.

CONCERNING THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Debt Securities.

  The Indenture provides that if an Event of Default occurs (and is not cured) with respect to a series of Debt Securities, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Debt Securities of such series, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

  The Trustee is a depository for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

GOVERNING LAW

  The Indenture provides that it and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

GLOBAL SECURITIES

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (a "Debt Depositary") or with a nominee for a Debt Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Debt Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole or in part by the Debt Depositary for such Registered Global Security to a nominee of such Debt Depositary or by a nominee of such Debt Depositary to such Debt Depositary or another nominee of such Debt Depositary or by such Debt Depositary or any such nominee to a successor of such Debt Depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Debt Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Debt Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Debt Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Debt Depositary for a Registered Global Security or its nominee is the registered owner of such Registered Global Security, such Debt Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Debt Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Debt Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Debt Depositary or its nominee will be made to such Debt Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Debt Depositary for any Debt Securities represented by a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Debt Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  If the Debt Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Debt Depositary or ceases to be a clearing agency registered under the

Exchange Act, and a successor Debt Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Debt Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Debt Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. The accompanying Prospectus Supplement will set forth the terms of the offering of the of the Offered Securities and the method of distribution of the Offered Securities offered thereby and identify any firms acting as underwriters, dealers or agents in connection therewith, including the name or names of any underwriters, the purchase price of the Offered Securities and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange or market on which the Offered Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Offered Securities offered thereby.

  The Debt Securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed) or at prices determined as specified in the Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters, dealers or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of the Debt Securities may engage in other transactions with, and perform other services for, the Company and its subsidiaries in the ordinary course of business.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for the Company by Dow, Lohnes & Albertson, PLLC, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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 NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANY-ING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
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
The Company...............................................................   S-3
Recent Developments.......................................................   S-4
Use of Proceeds...........................................................   S-4
Capitalization............................................................   S-5
Summary Historical and Pro Forma Consolidated Financial Information and
 Other Data...............................................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-8
Description of the Securities.............................................  S-11
Certain United States Federal Income Tax Considerations...................  S-13
Underwriting..............................................................  S-18
Legal Matters.............................................................  S-19

                                  PROSPECTUS

Available Information.......................................................   3
Information Incorporated by Reference.......................................   3
The Company.................................................................   4
Ratio of Earnings to Fixed Charges..........................................   4
Use of Proceeds.............................................................   5
Description of the Debt Securities..........................................   6
Plan of Distribution........................................................  15
Legal Matters...............................................................  15
Experts.....................................................................  16

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                                   $

                           COX COMMUNICATIONS, INC.

                         $           % NOTES DUE

                      $           % DEBENTURES DUE

                            -----------------------
                             PROSPECTUS SUPPLEMENT

                            -----------------------

                              MERRILL LYNCH & CO.
                             ABN AMRO INCORPORATED
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                             SALOMON SMITH BARNEY

                                     , 1998

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